Exhibit 99.1

ASTARIS LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

[KPMG LETTERHEAD]

KPMG LLP

Suite 900

10 South Broadway

St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers

Astaris LLC:

We have audited the accompanying consolidated balance sheets of Astaris LLC (a Delaware limited liability company) and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Astaris LLC and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

St. Louis, Missouri

February 25, 2005

ASTARIS LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$8,047	11,182
Receivables:
Trade, net of allowance of $849 and $750, respectively	41,269	43,118
Other	519	1,427
Inventories	25,955	27,391
Due from affiliates	1,189	2,953
Prepaid expenses and other current assets	1,441	3,598

Total current assets	78,420	89,669

Property, plant, and equipment, net	85,793	88,659
Investment in joint venture	11,781	11,122
Other assets	191	966

Total assets	$176,185	190,416

Liabilities and Members’ Equity (Deficit)
Current liabilities:
Current maturities of long-term debt	$—	46,623
Bank overdrafts	695	849
Accounts payable and accrued expenses	58,349	59,074
Due to affiliates	38,667	7,427

Total current liabilities	97,711	113,973

Long-term debt, less current maturities	—	24,228
Accrued restructuring reserve	32,765	57,767
Other long-term liabilities	31,678	41,238

Total liabilities	162,154	237,206

Members’ equity (deficit)	14,031	(46,790)

Total liabilities and members’ equity (deficit)	$176,185	190,416

See accompanying notes to consolidated financial statements.

2

ASTARIS LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2004, 2003, and 2002

(Dollars in thousands)

	2004	2003	2002
Net sales	$350,872	384,511	445,702
Cost of sales	310,776	384,431	422,968
Selling, general, and administration expenses	26,810	28,377	27,245
Restructuring and other expenses (note 2)	21,087	185,920	16,614

Operating loss	(7,801)	(214,217)	(21,125)

Other income (expense):
Equity in earnings of joint venture	796	601	1,225
Interest expense	(2,864)	(14,600)	(15,107)
Interest income	641	1,085	859
Gain on sale of power	—	—	32,603
Other, net	(1,669)	(2,529)	(10,746)

Total other income (loss)	(3,096)	(15,443)	8,834

Net loss before income tax provision	(10,897)	(229,660)	(12,291)

Income tax provision	(47)	745	1,196

Net loss	$(10,850)	(230,405)	(13,487)

See accompanying notes to consolidated financial statements.

3

ASTARIS LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity (Deficit)

Years ended December 31, 2004, 2003, and 2002

(Dollars in thousands)

	Members’ equity (deficit)	Accumulated other comprehensive income	Total members’ equity (deficit)	Comprehensive income (loss)
Balance, December 31, 2001	$(7,545)	(8,118)	(15,663)

Contributions from owners	76,321	—	76,321
Unrealized gain on derivative instruments	—	1,106	1,106	$1,106
Foreign currency adjustment	—	(4,033)	(4,033)	(4,033)
Net loss	(13,487)	—	(13,487)	(13,487)

Comprehensive loss				$(16,414)

Balance, December 31, 2002	55,289	(11,045)	44,244

Contributions from owners	131,494	—	131,494
Unrealized gain on derivative instruments	—	5,712	5,712	$5,712
Foreign currency adjustment	—	2,165	2,165	2,165
Net loss	(230,405)	—	(230,405)	(230,405)

Comprehensive loss				$(222,528)

Balance, December 31, 2003	(43,622)	(3,168)	(46,790)

Contributions from owners	71,126	—	71,126
Foreign currency adjustment	—	545	545	$545
Net loss	(10,850)	—	(10,850)	(10,850)

Comprehensive loss				$(10,305)

Balance, December 31, 2004	$16,654	(2,623)	14,031

See accompanying notes to consolidated financial statements.

4

ASTARIS LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002

(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities:
Net loss	$(10,850)	(230,405)	(13,487)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	9,236	18,784	21,898
Amortization	283	703	783
Loss (gain) on disposals of property, plant, and equipment	492	628	(580)
Noncash restructuring expenses	(630)	152,792	—
Equity in earnings of joint venture	(796)	(601)	(1,225)
Changes in operating assets and liabilities:
Receivables, net	2,029	5,681	14,764
Inventories	1,994	4,802	(3,446)
Due from affiliates	1,764	(259)	4,214
Prepaid expenses and other current assets	2,869	2,489	7,814
Bank overdrafts	(154)	(888)	(1,938)
Accounts payable and accrued expenses	(905)	517	(30,826)
Due to affiliates	31,240	4,377	(486)
Other long-term liabilities	(29,122)	17,017	(687)

Net cash provided by (used in) operating activities	7,450	(24,363)	(3,202)

Cash flows from investing activities:
Additions to property, plant, and equipment	(11,123)	(8,200)	(16,521)
Proceeds from sale of property, plant, and equipment	—	—	1,303
Cash distributions from joint venture	137	1,053	846

Net cash used in investing activities	(10,986)	(7,147)	(14,372)

Cash flows from financing activities:
Proceeds from revolver	3,900	22,900	18,200
Repayment of revolver	(74,751)	(119,949)	(74,100)
Cash contributions from owners:
Keepwells	70,943	125,600	59,200
Other contributions	183	5,894	17,121

Net cash provided by financing activities	275	34,445	20,421

Effect of exchange rate changes on cash	126	765	422

Net change in cash and cash equivalents	(3,135)	3,700	3,269

Cash and cash equivalents, beginning of year	11,182	7,482	4,213

Cash and cash equivalents, end of year	$8,047	11,182	7,482

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,928	11,057	14,795
Cash paid for taxes	—	793	1,164

See accompanying notes to consolidated financial statements.

5

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

(1)	Summary of Significant Accounting Policies

Organization and Basis of Presentation

Astaris LLC and subsidiaries (Astaris or the Company) is a diversified chemical producer of phosphates and phosphoric acid products headquartered in St. Louis, Missouri. The Company produces and markets phosphorus and derivative products that range from food ingredients, industrial phosphates, dental phosphates, and phosphoric acid (food and industrial grades) to phosphorus pentasulfide, phosphorus trichloride, fire retardants, and elemental phosphorus. A partial listing of end uses for the phosphate products includes: food and beverages, toothpaste, detergents, metal treating, drilling fluids, elastomer processing, water treatment, refractories, electronics, glass and ceramics, fire fighting and flame-proofing, lubricating oil additives, agricultural insecticides, and herbicides. The Company’s production and distribution facilities are located in North America, Brazil, and Europe, and the Company markets and distributes its products throughout the world.

Effective April 1, 2000, FMC Corporation (FMC) and Solutia, Inc. (Solutia) (collectively, the Owners or Parents) formed a joint venture called Astaris, a Delaware limited liability company. The joint venture arrangement between Astaris, FMC, and Solutia is governed by a joint venture agreement and other associated agreements (collectively, the Joint Venture Agreement). The Owners contributed their phosphorus chemical operations in North America and Brazil, resulting in a 50% ownership for each company. On February 1, 2002, the Company and Solutia transferred their ownership interests in Astaris Idaho LLC to FMC. Also in 2002, the Company created a new subsidiary called Astaris International, Inc., which is 100% owned by Astaris. An additional subsidiary was formed as a 100% wholly owned subsidiary of Astaris International, Inc., Astaris Canada Ltd. Astaris Canada Ltd. was formed to develop new markets in Canada for the Company’s fire safety business. In 2003, a subsidiary was created, Astaris SRL, which is 95% owned by Astaris and 5% owned by Astaris International Inc. Astaris SRL is located in Milan, Italy and was formed to conduct business as a European entity and as a distributor of Astaris products in Europe. Astaris Brazil owns a 44% interest in FosBrasil, a joint venture, that is accounted for under the equity method.

The accompanying consolidated financial statements include the accounts of Astaris LLC and subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect revenues and expenses during the period reported. Actual results are likely to differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less, to be cash equivalents. These investments are carried at cost, which approximates market value.

6	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

Receivables

Trade receivables are recorded net of allowance for doubtful accounts, disputed invoices, and other credits.

Inventories

Inventories are stated at the lower of cost or market value and include the cost of raw materials, labor, and overhead. All domestic inventories, excluding spare parts and supplies (representing 93% and 94% of total inventories in 2004 and 2003, respectively), are determined by the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment, including capitalized interest, is recorded at cost. Depreciation, for financial reporting purposes, is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 years, buildings—20 to 50 years, and machinery and equipment—3 to 18 years). Gains or losses are reflected in income upon sale or retirement of assets. Expenditures that extend the useful lives of property, plant, and equipment or increase productivity are capitalized. Ordinary repairs and maintenance are expensed as incurred through operating expense.

Impairment of Long-lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically assesses impairment of long-lived assets when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon market prices or, if not available, upon discounted cash value at an appropriate discount rate. See note 2(a) for a discussion of the impairment expense recorded on certain fixed assets.

Capitalized Interest

During 2004 and 2003, interest of $259 and $530, respectively, associated with the construction of certain long-lived assets, was capitalized as part of the cost of those assets and is amortized over the estimated useful lives of the related assets.

Internal Use Software

Software costs are amortized over expected lives ranging from three to seven years.

Deferred Debt Issuance Costs

Deferred debt issuance costs associated with the September 2000 credit agreement (see note 6) are amortized using the straight-line method, which approximates the effective interest method, over the estimated life of the related loan. The remaining debt issuance costs were written off to interest expense in 2004 upon the Company accelerating the payoff of the term and line of credit facilities (see note 6).

7	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

Revenue Recognition

Revenue is recognized when the earnings process is complete, which is upon shipment. Net sales include billings to customers for shipping and handling, and the related shipping and handling costs are classified as cost of sales. Rebates due to customers are provided in the same period that the related sales are recorded based on the contract terms.

Gain on Sale of Power

Upon formation, the Company became the assignee of a power contract between FMC and Idaho Power Company, which required the purchase of power on a take-or-pay basis until March 2003. On March 15, 2001, the Company signed an agreement to sell back to Idaho Power Company a fixed amount of power on a monthly basis for the duration of the original contract. In May 2002, the Company reached a settlement agreement related to this contract. The Company recognized the gain on the remaining sale of power under this agreement in 2002. Included in other income during 2002 is $32,603 representing the gain from the sale of power. As part of the agreement associated with the closure of the Pocatello, Idaho facility, FMC indemnified the Company’s obligations on 70 megawatts of purchased power at a minimum amount of $20,080. During 2002, FMC paid approximately $16,100 to the Company, which is recorded in the consolidated statements of changes in members’ equity (deficit) as contributions from Owners. Included in the gain on sale of power in 2002 is a loss of $1,125 related to the final termination of the Idaho Power contract.

Environmental Remediation

Costs for remediation of waste disposal at current operating sites are accrued in other long-term liabilities in the accounting period in which the obligation is probable and when the cost is reasonably estimable. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties.

Derivative Instruments

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on April 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Historically, the Company managed fluctuations in interest rates by using an interest rate swap agreement as required by certain debt agreements. The Company’s interest rate swap agreement requires the Company to pay a fixed rate and receive a floating rate, thereby creating fixed-rate debt on the notional

8	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

amount of $100,000 relative to the term loan discussed in note 6. The effective portion of the gain or loss on the Company’s interest rate swap agreement is reported in accumulated other comprehensive income in 2002. However, in 2003, the hedge accounting treatment on the interest rate swap was deemed ineffective and, as such, the entire amount of unrealized gain on derivative instruments included in accumulated other comprehensive income was recorded to interest expense at December 31, 2003. In 2004, the change in fair market value of $2,058 during the year was recorded as a credit to interest expense.

Income Taxes

No provision for Federal income taxes has been made in the accompanying consolidated financial statements since any liability for such income taxes is that of the Owners and not of the Company. The Company’s income tax provision relates to certain foreign income taxes.

Self-insurance

The Company assumes the risk of losses up to certain limits for the employee group medical and dental plans and workers’ compensation and general liability claims. Accrued expenses and other long-term liabilities include the Company’s estimates of such claims payable. In 2004, the Company changed its insurance carrier and coverage on group medical and no longer assumes the risk of losses up to certain limits on that plan.

Foreign Currency Translation

Assets and liabilities denominated in foreign currency are translated at current exchange rates, and profit-and-loss accounts are translated at weighted average exchange rates. Resulting translation gains and losses are included as a separate component of members’ equity in accumulated other comprehensive income.

Recently Adopted Accounting Pronouncements

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) (FSP 106-2). The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement healthcare plans that provide drug benefits. FSP 106-2 also requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act and supercedes existing FASB guidance with respect to the Act. Solutia adopted the provisions of FSP 106-2 in the quarter ended June 30, 2004, and as such, this adoption is reflected in the Company’s accounting for postretirement benefits (see note 9).

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current period expense. In addition, SFAS No. 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years

9	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 151 will have a material impact on its overall results of operations or financial position.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

(2)	Restructuring and Other Expenses

The Company continually performs strategic reviews to assess their returns on their operations, which sometimes results in a plan to restructure the operations of a business. The following represents the restructuring activities of the Company:

2001 Restructuring Activities

In October 2001, the Company announced the closing of its Pocatello plant (elemental phosphorus production facility) and the Kemmerer, Wyoming plant used to produce coke, which was used in the elemental phosphorus manufacturing process. The closings resulted in approximately $116,268 of restructuring expenses and $3,186 of inventory write-downs recorded in the fourth quarter of 2001. Ongoing cash payments related to these activities continue to exist.

2002 Restructuring Activities

During 2002, the Company reached a settlement related to the Idaho Power Company take-or-pay contract for the Pocatello facility. As a result, the Company recorded an expense for approximately $16,100. Also included in restructuring and other expenses in 2002 was an adjustment to increase the reserve recorded in 2001 for an increase in estimated shutdown costs for Pocatello and Kemmerer. These activities and corresponding cash payments were completed as of December 31, 2003.

2003 Restructuring Activities

In December 2002, the Company ceased mining ore at its Dry Valley, Idaho facility. The mine and all the assets were reduced to a mothball status in 2003. During 2003, the Company began operating the Trenton, Michigan facility in a campaign mode. The impact of these restructurings resulted in an expense of $6,992 in 2003. These activities and corresponding cash payments were completed as of December 31, 2003.

In September 2003, the Company announced a restructuring plan to optimize fixed costs through product asset rationalization and selective product rationalization resulting in a charge of $21,087 and $178,928 to restructuring and other expenses in 2004 and 2003, respectively. These expenses will be described in more detail below (see (a) through (d)). Also in 2003, a noncash expense of $13,179 was recorded to cost of sales to write down inventory to fair value (see (e)). Key aspects of the restructuring plan included the following:

•	Consolidation of the Company’s food and technical phosphate salts production into facilities located in St. Louis, Missouri; Carteret, New Jersey; and Lawrence, Kansas.

•	Closure of the Company’s plants in Conda, Idaho; Green River, Wyoming; and Trenton, Michigan. The Conda facility was closed in October 2003, the Green River facility was closed in January 2004,

10	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

and the Trenton facility was closed in April 2004. In addition, trans-loading, repackaging, and warehousing operations at the Company’s leased facility in Bedford Park, Illinois were terminated in March 2004.

•	Implement a product strategy that optimizes market driven end-user demand for elemental and purified phosphoric acid derivative products.

The above Restructuring Activities resulted in the Company recording the following:

(a)	Write-down of Fixed Assets

As a result of the 2001 restructuring activities, the net book value of the fixed assets at the plants impacted were written down to market value. These actions resulted in a noncash expense of $38,468 to write down certain assets to fair market value in 2001.

As a result of the 2003 restructuring activities, the net book value of the fixed assets at all the facilities impacted was written down to market value. These actions resulted in a noncash expense of $139,613 in 2003 to write down certain assets to fair market value. During 2004, certain assets at the Conda, Dry Valley, and Green River facilities were disposed of as part of settlement agreements (see note 2(c) below).

Also during 2004, the Company determined that elemental phosphorous would no longer be purchased in quantities to profitably support its restructured phosphoric acid burning assets as the Company increased its purchases of purified phosphoric acid. In accordance with SFAS No. 144, the Company recorded an impairment expense of $3,600 related to its phosphoric acid burning assets based upon an assessment of the discounted cash flows.

The settlement agreements, combined with the impairment expense and other noncash expenses identified in 2004, resulted in a net recovery of $242.

(b)	Employee Related Costs

There were 496 employees affected by the restructuring activities in 2001 resulting in severance expenses of $13,783 that were recorded in 2001 and subsequently paid out.

There were approximately 30 Astaris employees and approximately 170 employees from FMC and Solutia affected by the 2003 restructuring activities. In accordance with the joint venture agreement between FMC, Solutia, and Astaris, the Company must bear the severance and training costs in accordance with the existing agreements at both owner facilities.

The total expense related to these strategic actions was $4,697 and $10,430 in 2004 and 2003, respectively, while $7,915 and $4,608 was utilized in 2004 and 2003, respectively, as a result of these activities. As of December 31, 2004 and 2003, $2,015 and $5,233, respectively, remained as accruals for future payments.

11	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

(c)	Contract Settlements and Professional Fees

As a result of the 2001 restructuring activities, contracts for such items as railcars, nitrogen, electrodes, natural gas, silica, and coal were terminated resulting in an expense of $23,773. As of December 31, 2004 and 2003, $13,671 and $15,459, respectively, remained as accruals for future payments.

As a result of the 2003 restructuring activities, shipping contracts for such items as railcars and trucking leases associated with the related facilities were terminated and charged to expense along with costs incurred to mothball the Dry Valley Mine and professional fees incurred related to consulting for legal, finance, marketing, and operational restructuring activities.

These expenses amounted to $8,465 and $8,936 in 2004 and 2003, respectively. As of December 31, 2004 and 2003, $1,707 and $3,029, respectively, remained as accruals for future payments.

In accordance with the joint venture agreement between FMC, Solutia, and Astaris, the Company must bear certain fixed costs, such as corporate and plant overhead allocations, for any plant shutdown by Astaris that is a guest site at an Owner facility for a period between notification and shutdown of the facility and for an additional 18 months after the shutdown. As previously discussed above, the Green River facility, which was a guest site at an FMC facility, was closed in January 2004, and the Trenton facility, which was a guest site at a Solutia facility, was closed in April 2004. As such, the Company expensed $7,346 and $17,140 to restructuring and other expenses in 2004 and 2003, respectively. At December 31, 2004 and 2003, $15,085 and $17,140, respectively, remained as accruals for future payments. The Company is in negotiations with both Owners to reach an agreement on the exact amount of costs it will be required to bear.

As part of the 2003 restructuring, the Company negotiated a settlement with a major competitor to settle a breach of contract lawsuit that was filed in August 2002. The settlement included a cash payment of $1,700 and the agreement to continue to provide certain products for an agreed-to price over a two-year period of time. At December 31, 2004 and 2003, the Company expensed $1,112 and $3,407, respectively, to restructuring and other expenses for this settlement.

During February 2004, the Company reached an agreement with FMC to return approximately 150 railcars and their monthly lease commitments to FMC for FMC’s own use. The railcars were being subleased from FMC for Green River distribution requirements. As part of the agreement, Astaris will pay for certain repair costs, which are included in the above accrual.

As discussed above, the Company ceased operations at the Conda, Idaho facility, which was being operated by Nu-West, a subsidiary of Agrium, Inc.(Agrium), under a stand-alone operating agreement. In February 2004, Astaris and Agrium entered into an agreement to resolve all the outstanding issues related to this closing. On March 5, 2004, Astaris paid Agrium a cash settlement in the amount of $8,000 (as a contract settlement) and transferred certain assets to Agrium as part of the termination of the agreement with Agrium, Inc.

12	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

(d)	Demolition and Other Environmental

As a result of the 2001 restructuring activities, costs to demolish and rectify land represented $40,244. Included in this amount is an expense totaling $36,500 related to an agreement between Solutia, FMC, and Astaris, whereby Astaris will make annual payments over five years to FMC for certain environmental restructuring activities that will be performed by FMC. In 2004, 2003, and 2002, $8,760, $8,030, and $3,650, respectively, had been paid as a result of this agreement, and $16,060 and $25,078 remained as accruals for future payments in 2004 and 2003, respectively.

The payments to FMC over the remaining years are as follows:

2005	$8,760
2006	7,300

$16,060

Pursuant to SFAS No. 143, Accounting for Asset Retirement Obligations, in 2003, the Company began accruing for certain demolition and other legal commitments associated with the 2003 restructuring activities at the Green River, Wyoming and Trenton, Michigan facilities in accordance with estimated costs prescribed under formation contracts with both Owners. As of December 31, 2004 and 2003, $3,478 and $6,394, respectively, was recognized as expense to accrue for future costs and; as of December 31, 2004, the Company utilized $3,267 for dismantling and decontamination costs at these sites. During 2004, the Company pursued and ultimately reached a legal settlement with FMC in October resulting in the transfer and disposal of all its assets at its Green River, Wyoming facility. The settlement resulted in the Company reducing the previously provided accrual by $3,228, which was the remaining reserve related to the dismantlement of those assets that is no longer required as part of the settlement. Also during 2004, the Company revised its forecast to dismantle and decontaminate its Trenton, Michigan facility. As a result of these developments, the Company revised its SFAS No. 143 calculation and adjusted the remaining accrual by $541 at December 31, 2004 to $3,092.

13	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

A restructuring table for the above activity is as follows:

		Cash reserve
	Write-down of fixed assets	Employee- related costs	Contract settlements and professional fees	Demolition and other environmental	Cash reserve total	Total
Balance at December 2001	$—	3,324	22,318	38,708	64,350	64,350

Charges taken to expense	40	(510)	17,574	(490)	16,574	16,614
Amount utilized	(40)	(3,403)	(23,183)	(4,993)	(31,579)	(31,619)

Balance at December 2002	—	(589)	16,709	33,225	49,345	49,345

Charges taken to expense	139,613	10,430	29,483	6,394	46,307	185,920
Amount utilized	(139,613)	(4,608)	(10,564)	(8,149)	(23,321)	(162,934)

Balance at December 2003	—	5,233	35,628	31,470	72,331	72,331

Charges taken to expense	(242)	4,697	16,923	(291)	21,329	21,087
Amount utilized	242	(7,915)	(22,088)	(12,027)	(42,030)	(41,788)

Balance at December 2004	$—	2,015	30,463	19,152	51,630	51,630

(e)	Inventory

As a result of the restructuring activities in 2003 to cease production at certain facilities, related inventories needed for production were written down to fair value. This resulted in a noncash expense to cost of sales of $13,179 in 2003.

(3)	Inventories

The components of inventories as of December 31, 2004 and 2003 are as follows:

	2004	2003
Raw materials	$4,473	2,465
Work-in-process	16,193	16,631
Finished goods	23,442	30,637
Supplies and packaging materials	5,143	3,000

Total	49,251	52,733

Less LIFO reserve	(23,296)	(25,342)

	$25,955	27,391

Inventories at FIFO approximate current cost. Due to LIFO pool decrements, annual earnings increased by approximately $2,046, $16,578, and $318 in 2004, 2003, and 2002, respectively.

14	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

(4)	Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2004 and 2003 consists of the following:

	2004	2003
Land and land improvements	$8,630	17,086
Buildings	45,400	51,472
Machinery and equipment	221,187	273,816
Construction in progress	2,847	1,278

	278,064	343,652
Less accumulated depreciation	192,271	254,993

	$85,793	88,659

Depreciation expense was $9,236, $18,784, and $21,898 for 2004, 2003, and 2002, respectively, and is included in cost of sales and selling, general, and administration expenses.

(5)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2004 and 2003 consists of the following:

	2004	2003
Accounts payable	$19,273	18,718
Accrued rebates	3,802	3,901
Accrued compensation and benefits	7,070	5,302
Current portion of OPEB liability (note 9)	4,000	4,000
Current portion of accrued restructuring reserve (note 2)	18,865	14,564
Other accrued liabilities	5,339	12,589

	$58,349	59,074

(6)	Long-term Debt

In September 2000, the Company entered into a credit agreement (Credit Agreement) that had maximum borrowings of $275,000 with a maturity date of September 2005, payable in quarterly installments that began on December 31, 2002. Subsequent amendments entered into by the Company resulted in an accelerating repayment schedule and a reduction in maximum borrowings to $20,000 by the end of 2004. As of December 31, 2004 and 2003, the unused availability, net of $6,341 and $9,180 in outstanding letters of credit, respectively, was $13,659 and $31,725, respectively. The aggregate amount of debt outstanding under the Credit Agreement at December 31, 2004 and 2003 was $0 and $70,851, respectively. The Company is in compliance with its debt covenants as of December 31, 2004 and 2003, respectively.

15	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

On February 8, 2005, the Company entered into a new asset-based revolving Credit Facility replacing the September 2000 Credit Agreement. The new Credit Facility has maximum borrowings up to $75 million under a revolver with a $25 million uncommitted expansion option and a maturity date of February 2008. The Credit Facility is secured by certain assets of the Company. Borrowings under the Credit Facility bear interest at the base rate or the Eurodollar rate, as defined, plus a margin up to 2.5%.

The Credit Facility contains a number of positive and negative covenants that are common in Credit Agreements of this type. The primary financial covenant is a fixed charge coverage ratio that only is applicable if the minimum availability falls below $15.0 million. In addition, if the minimum availability falls below a 30 day average of $17.5 million, certain payments to FMC and Solutia must be deferred until such time availability exceeds this threshold. As part of the closing of the New Credit Facility, the deferred payment balances to the Owners discussed in note 12 were paid.

(7)	Fair Value of Financial Instruments

The Company has no long-term debt at December 31, 2004. Any long-term debt under the Credit Agreement bears interest at current market rates; thus, the carrying amount approximated market value at December 31, 2003.

The fair value of the interest rate swap agreement of $255 and $2,313 is included in other long-term liabilities at December 31, 2004 and 2003, respectively, reflecting the estimated amount that the Company would pay (excluding accrued interest) to terminate the contracts on the reporting date, thereby taking into account the current unrealized losses of open contracts.

Management believes that the sellers of the interest rate hedge agreement will be able to meet their obligations under the agreement. The interest rate swap agreement is with the same lending institutions as the Credit Agreement, thereby reducing the exposure to credit loss. The Company has policies regarding the financial stability and credit standing of major counterparties. Nonperformance by the counterparties is not anticipated, nor would it have a material adverse effect on the Company’s consolidated financial position or results of operations.

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the hedge accounting treatment on the interest rate swap was deemed ineffective in 2003 and, as such, the entire amount of unrealized gain on derivative instruments included in accumulated other comprehensive income was recorded to interest expense at December 31, 2003. In 2004, the change in fair market value of $2,058 during the year was recorded to interest expense.

(8)	Commitments and Contingencies

Astaris leases office space, plants, facilities, and various types of manufacturing, data processing, and transportation equipment. Leases of real estate generally provide for payment of property taxes, insurance, and repairs by Astaris. Capital leases are not significant. Rent expense under operating leases was $7,259, $9,026, and $8,942 in 2004, 2003, and 2002, respectively.

16	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

Future minimum payments by year and in the aggregate under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

Minimum payments
2005	$2,511
2006	2,349
2007	2,335
2008	2,304
2009	2,049
Thereafter	8,279

In accordance with the agreement between the Company and FMC related to the closing of Pocatello (see note 2), FMC agreed to reimburse the Company 40% of the remaining lease payments for leased railcars beginning in 2002 until the leases expire in 2017. The amounts above are shown gross of reimbursements from FMC. The annual reimbursement is expected to be approximately $170.

During February 2004, the Company reached an agreement with FMC to return approximately 150 railcars and their monthly lease commitments to FMC for FMC’s own use. The railcars were being subleased from FMC for Green River distribution requirements. As part of the agreement, Astaris will pay for certain repair costs of approximately $750, which is accrued in the restructuring reserve as of December 31, 2004 (see note 2).

In August of 2002, a competitor filed suit against Astaris alleging that Astaris breached an agreement to purchase phosphoric acid from them (see note 2). The suit was settled by agreement on December 27, 2003. The settlement included a cash payment of $1,700 and the agreement to continue to provide certain products for an agreed-to price over a two-year period of time.

The Company also has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incidental to the ordinary course of business or arising from the restructuring activities previously discussed in note 2. Management believes that the probable resolution of such contingencies will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

(9)	Employee Benefit Plans and Postretirement Benefits

The Company’s employees may participate in 401(k) plans (the 401(k) Plans). Employees that qualify for participation can contribute up to 60% of their salary on a before-tax basis, subject to a maximum contribution limit as determined by the Internal Revenue Service, or 100% of their salary on an after-tax basis. The Company matches 80% of the first 5% of participant contributions. The Company made matching contributions to the 401(k) Plans totaling $1,284, $1,280, and $1,513 in 2004, 2003, and 2002, respectively. In addition, the Company also contributes a percentage of employees’ eligible earnings to a money purchase plan (the Money Purchase Plan) regardless of employees’ 401(k) Plan participation. For the year 2002 and the first two months of 2003, this contribution rate was 6%. Effective March 1, 2003,

17	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

this rate was reduced to 3% for the remainder of 2003 and for the year 2004. The Company made contributions to the Money Purchase Plan totaling $1,089, $1,344, and $2,419 in 2004, 2003, and 2002, respectively.

Under the Joint Venture Agreement, the Company has a liability to the Owners for the reimbursement of postemployment benefits (OPEB) provided to certain retired employees accrued under the Owners’ postemployment benefit plans, as defined.

Solutia has the option to cause the contractual liability for the Solutia joint venture retirees to be terminated. If this option is exercised, Solutia may require the Company to adopt a plan providing identical coverage. In that event, FMC has the option of terminating coverage under its plans for a group of retirees to the extent necessary to provide for a transfer of an equal liability to the newly formed plan by the Company. If, under these circumstances, FMC elects not to terminate such coverage, the Company shall be obligated to pay FMC an amount equal to the costs incurred by the joint venture retirees for coverage or benefits under the newly formed plan.

The following table sets forth the Company’s obligations at December 31, 2004 and 2003:

	Postretirement benefits
	2004	2003
Benefit obligation at December 31	$32,572	35,319
Fair value of plan assets at December 31	—	—

Funded status	(32,572)	(35,319)

Unrecognized net actuarial (gain) loss	258	(1,854)
Unrecognized prior service cost	(2,752)	—

Accrued benefit cost recognized in the consolidated balance sheets	$(35,066)	(37,173)

Weighted average assumptions as of December 31:
Discount rate	6.00%	6.25%
Rate of compensation increase	3.00%	3.75%

18	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

The measurement date for the plan is December 31. For measurement purposes, a 9% and 10% annual rate of increase in the per-capita cost of covered healthcare benefits was assumed for 2004 and 2003, respectively. The rate was assumed to decrease gradually to 5% through 2008 and remain at that level thereafter.

	Postretirement benefits
	2004	2003
Service cost	$78	206
Interest cost	1,834	2,280
Other	(552)	(362)

Net periodic benefit cost	$1,360	2,124

At December 31, 2004, $3,468 is accrued in due to affiliates for the 2004 year obligation as the payment was deferred and subsequently paid in 2005. Benefits paid were $3,961 and $3,000 in 2003 and 2002, respectively. Net periodic benefit cost primarily relates to retired employees and is included in other net in the statement of operations.

As mentioned in note 1, Solutia adopted the provisions of FSP 106-2 in the quarter ended June 30, 2004 and; as such, this adoption is reflected in the Company’s accounting for postretirement benefits.

During the third quarter 2004, Solutia amended its U.S. postretirement plan for nonunion, active participants. These changes, effective September 1, 2004, include discontinuation of all postretirement benefits for a retiree or spouse after such person attains age 65, changes to certain eligibility requirements for pre-65 postretirement benefits with the eventual elimination of these benefits by 2016, and elimination of retiree life insurance benefits to future retirees. As a result, Solutia recorded a curtailment gain due to the reduction in anticipated future service of nonunion participants in Solutia’s U.S. postretirement plan, which has been ratably passed on to Astaris and is reflective of the unrecognized prior service cost at December 31, 2004 in the table above. The unrecognized prior service cost is being amortized over five years.

(10)	Environmental Obligations

Astaris is subject to various federal, state, and local environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling, and disposal of hazardous substances, hazardous wastes, and other toxic materials. U.S. environmental legislations that have a particular impact on Astaris include the Toxic Substances Control Act; the Resource Conservation and Recovery Act; the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation, and Liability Act (commonly known as Superfund). Astaris is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency (EPA), OSHA, and other federal agencies have the authority to promulgate regulations that have an impact on Astaris’ operations.

19	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

In addition to these federal activities, various states have been delegated certain authority under several of the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violation of these laws and regulations.

The Joint Venture Agreement between Astaris, FMC, and Solutia states that FMC and Solutia are responsible for preinception existing environmental conditions at their respective facilities. Astaris will be proportionally responsible for any existing environmental conditions that it exacerbated and will be solely responsible for environmental conditions arising solely out of postinception operations.

As a result of the restructuring activities in 2003 (see note 2), Astaris executed the shutdown of operations at the Green River, Wyoming; the Bedford Park, Illinois; and the Trenton, Michigan facilities and decontamination efforts began in 2004. The Green River assets and related environmental liabilities were transferred to FMC in 2004. The Bedford Park assets were removed and the lease relinquished in 2004, resulting in no known remaining environmental obligations as of December 31, 2004. The Trenton assets were decontaminated and mothballed for demolishment at a later date and the Company continues to perform ongoing environmental activities as needed.

As a result of the March 5, 2004 settlement agreement with NuWest Industries, Inc., previously discussed in note 2, certain assets related to the Conda and Dry Valley mines were transferred to NuWest, along with related environmental liabilities.

Uncertainties exist related to all of the Company’s environmental obligations due to the nature of evolving government regulations, the method and extent of remediation required, and future changes in technology.

(11)	Concentrations

Sales to one customer represented approximately 12%, 11%, and 12% of sales in 2004, 2003, and 2002, respectively. Purchases from two vendors represented approximately 18% and 17% in 2004 and 19% and 11% of purchases in 2003. Purchases from one vendor represented approximately 20% of purchases in 2002.

20	(Continued)

ASTARIS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(Dollars in thousands)

(12)	Related Parties

The Company and the Owners provide and receive various services to and from each other. Amounts included in the consolidated statements of operations related to these services for 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Administrative services provided by the Owners and billed to the Company	$640	2,562	3,697
Manufacturing services and related infrastructure support provided by the Owners and billed to the Company	12,068	38,375	44,225
Environmental remediation services, dismantlement, and other restructuring charges billed by the Owners to the Company	17,888	1,731	2,334
Raw materials and finished goods purchased by the Company from the Owners	4,151	4,373	7,054
Net sales by the Company to the Owners	3,479	3,999	6,327

As a result of the transactions with the Owners, the Company has a receivable from the Owners of $1,189 and $2,953 and a payable to the Owners of $6,950 and $7,427 at December 31, 2004 and 2003, respectively. These amounts are recorded as due from affiliates and due to affiliates, respectively.

As part of entering into an amendment of the Credit Agreement, both Owners agreed to defer payments from Astaris for certain costs, primarily related to the restructuring, through September 2005. The total payments deferred and recognized as due to affiliates on the consolidated balance sheets totaled $31,717 and $4,300 at December 31, 2004 and 2003, respectively.

The Company purchased raw materials from its 44% joint venture investment in FosBrasil. These purchases were approximately $9,450, $8,108, and $8,375 for 2004, 2003, and 2002, respectively. As a result of the transactions with the Company’s joint venture, the Company has a payable of $869 and $409, included in accounts payable and accrued expenses at December 31, 2004 and 2003, respectively.

21	(Continued)